SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SELECTICA, INC.
(Name of Subject Company (Issuer))

SELECTICA, INC.
(Name of Filing Person (Offeror))

Options Under Selectica, Inc. 1996 Stock Plan, Selectica, Inc. 1999 Equity Incentive Plan,
Selectica, Inc. 1996A Stock Plan, and Selectica, Inc. 2001 Supplemental Plan
to Purchase Common Stock, Par Value $.0001 Per Share,
Having an Exercise Price of $4.17 or More
(Title of Class of Securities)

816288104
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Dr. Sanjay Mittal
President and Chief Executive Officer
Selectica, Inc.
3 West Plumeria Drive
San Jose, California 95134
(408) 570-9700
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Bennett L. Yee, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
155 Constitution Drive
Menlo Park, California 94025
(650) 321-2400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$4,557,894	$419.33

*     Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,563,600 shares of common stock of Selectica, Inc. as of February 18, 2003 having an aggregate value of $4,557,894 will be exchanged pursuant to this offer. The aggregate value of each option to purchase one share of common stock of Selectica, Inc. is $2.92.

**   The amount of the filing fee is $92 per $1,000,000 of the aggregate offering amount calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #8, dated January 10, 2003.

[   ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4. [ ] going-private transaction subject to Rule 13e-3. [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [   ]

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT (A)(1)
EXHIBIT (A)(2)
EXHIBIT (A)(3)
EXHIBIT (A)(4)
EXHIBIT (A)(5)
EXHIBIT (A)(6)
EXHIBIT (A)(7)
EXHIBIT (D)(1)
EXHIBIT (D)(2)
EXHIBIT (D)(3)
EXHIBIT (D)(4)

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange all outstanding option under eligible option plans, dated February 19, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  The name of the issuer is Selectica, Inc., a Delaware corporation (the “Company”), the address of its principal executive offices is 3 West Plumeria Drive, San Jose, California 95134 and the main telephone number is (408) 570-9700. The information set forth in the Offer to Exchange under “Information Concerning Selectica” is incorporated herein by reference.

     (b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the eligible option plans to purchase shares of the Company’s common stock, par value $.0001 per share (the “Common Stock”), having an exercise price of $4.17 or more (the “Options”) for new options (the “New Options”) to purchase shares of the Common Stock to be granted under an eligible option plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”), attached hereto as Exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to one hundred percent (100%) of the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)  The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under “Summary Term Sheet” and Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. Directors and Officers are ineligible to participate in the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     (e)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The eligible option plans attached hereto as Exhibit (d)(1) and Exhibit (d)(3) and the form option agreements attached hereto as Exhibit (d)(2) and Exhibit (d)(4) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Not applicable.

(b) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10. Financial Statements.

(a) The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Selectica”), Section 16 (“Additional Information”) Schedule A, and on pages F-1 through F-29 of the Company’s Annual Report on Form 10-K for its fiscal year ended March 31, 2002, and in Part 1, Item 1 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2002 is incorporated herein by reference.

Item 11. Additional Information.

(a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

Item 12. Exhibits.

(a)(1) Offer to Exchange, dated February 19, 2003.

(2) Form of Letter of Transmittal.

(3) Form of Letter to Eligible Option Holders Regarding Offer to Exchange.

(4) Form of E-mail Letter to Selectica Employees Regarding Offer to Exchange.

(5) Form of E-mail Letter to Selectica Employees Confirming Receipt of Letter(s) of Transmittal/Notice of Change in Letter(s) of Transmittal.

(6) Form of E-mail Letter to Selectica Employees Confirming Participation in the Offer to Exchange.

(7) Press Release Announcing Offer to Exchange.

(8) Selectica, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2002, filed with the Securities and

Exchange Commission on June 26, 2002 and incorporated herein by reference.

(9) Selectica, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2002, filed with the Securities and Exchange Commission on February 14, 2003 and incorporated herein by reference.

(b) Not applicable.

(d)(1) Selectica, Inc. 2001 Supplemental Plan.

(2) Form of Option Agreement pursuant to the Selectica, Inc. 2001 Supplemental Plan.

(3) Selectica, Inc. 1996A Stock Plan.

(4) Form of Option Agreement pursuant to the Selectica, Inc 1996A Stock Plan.

(5) Selectica, Inc. 1999 Equity Incentive Plan. Filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333- 92545) and incorporated herein by reference.

(6) Form of Option Agreement pursuant to the Selectica, Inc. 1999 Incentive Plan. Filed as Exhibit (d)(2) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on April 27, 2001 and incorporated herein by reference.

(7) Selectica, Inc. 1996 Stock Plan Filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333- 92545) and incorporated herein by reference.

(8) Form of Option Agreement pursuant to the Selectica, Inc. 1996 Stock Plan. Filed as Exhibit (d)(4) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on April 27, 2001 and incorporated herein by reference.

              (g)  Not applicable.

              (h)  Not applicable.

Item 13. Information Required by Schedule 13E-3.

              (a)  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Selectica, Inc.

/s/ Sanjay Mittal Dr. Sanjay Mittal, President and Chief Executive Officer

Date: February 19, 2003

Index to Exhibits

Exhibit
Number	Description

(a)(1) Offer to Exchange, dated February 19, 2003.

     (2) Form of Letter of Transmittal.

     (3) Form of Letter to Eligible Option Holders Regarding Offer to Exchange.

     (4) Form of E-mail Letter to Selectica Employees Regarding Offer to Exchange.

     (5) Form of E-mail Letter to Selectica Employees Confirming Receipt of Letter(s) of Transmittal/Notice of Change in Letter(s) of Transmittal.

     (6) Form of E-mail Letter to Selectica Employees Confirming Participation in the Offer to Exchange.

     (7) Press Release Announcing Offer to Exchange.

     (8) Selectica, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2002, filed with the Securities and Exchange Commission on June 26, 2002 and incorporated herein by reference.

     (9) Selectica, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2002, filed with the Securities and Exchange Commission on February 14, 2003 and incorporated herein by reference.

(b)  Not applicable

(d)(1) Selectica, Inc. 2001 Supplemental Plan.

     (2) Form of Option Agreement pursuant to the Selectica, Inc. 2001 Supplemental Plan.

     (3) Selectica, Inc. 1996A Stock Plan.

     (4) Form of Option Agreement pursuant to the Selectica, Inc. 1996A Stock Plan.

     (5) Selectica, Inc. 1999 Equity Incentive Plan. Filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (File No. 333- 92545) and incorporated herein by reference.

     (6) Form of Option Agreement pursuant to the Selectica, Inc. 1999 Incentive Plan. Filed as Exhibit (d)(2) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on April 27, 2001 and incorporated herein by reference.

     (7) Selectica, Inc. 1996 Stock Plan Filed as Exhibit 10.4 to the Company’s Registration Statement on Form S-1 (File No. 333- 92545) and incorporated herein by reference.

     (8) Form of Option Agreement pursuant to the Selectica, Inc. 1996 Stock Plan. Filed as Exhibit (d)(4) to the Company’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on April 27, 2001 and incorporated herein by reference.

(g)  Not applicable.

(h)  Not applicable.